October 8, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 5 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 7, 2009 (the “Comment Letter”).

The following responses have been keyed to the Comment Letter for convenience of reference, with the comment restated, followed by the answer. We are delivering two (2) courtesy copies of the marked version of Amendment No. 5 to your office.

General

1.

We note that there is some information yet to be completed, such as various dates related to considering, voting on and consummating the merger. Please fill in such information in the proxy in your next amendment or confirm to us that such information will be completed prior to mailing the proxy.

We note the Staff’s comment and advise the Staff that where we are able we have completed the various information including dates. We further confirm to the Staff that all such information will be completed prior to mailing the proxy to shareholders.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (2, Pages A-4 and A-5

2.

We note that the proposed disclosure in your correspondence filed October 5, 2009 states that you have assumed a value per share of AmREIT stock is equal to $9.50 per share and that you believe that $9.50 is a fair price per share of AmREIT common stock. Please revise your disclosure to clearly state that you have determined that the fair value of AmREIT Common Stock is equal to $9.50 per share. Additionally clarify in your disclosure that you believe that the aggregate fair value of AmREIT stock deemed to be delivered to REITPlus shareholders in exchange for the net assets of REITPlus is $7.1 million and therefore you believe that the $7.1 million reflects the fair value of the net assets of REITPlus.

Please make conforming changes throughout the document where applicable.

We note the Staff’s comment and have amended our disclosure on pages 16, 49, A-4 and A-5 as indicated in the Staffs comment.

Footnote (2), pages A-4 and A-5

3.

Please disclose that you plan to account for the transaction as an asset acquisition in which AmREIT will be considered to have acquired REITPlus’ net assets in exchange for share of AmREIT common stock. Clarify in your disclosure that because the consideration to be given is not in the form of cash, generally accepted accounting principles regarding asset acquisitions require that you measure REITPlus’ net assets based on either the cost to AmREIT or the fair value of the net assets acquired, whichever is more reliably measurable.

We note the Staff’s comment and have amended our disclosure on pages A-4 and A-5 as indicated in the Staff’s comment.

4.

Please disclose that you have determined that you have determined that the aggregate fair value of AmREIT’s shares deemed to have been issued in the exchange is approximately $7.1 million, which when combined with transaction costs of $550,000 would result in total cost of amreit of approximately $7.6 million. Clarify in your disclosure that you also have obtained an appraisal of REITPlus’ investment in Shadow Creek Ranch, which indicates a fair value for REITPlus’ net assets of approximately $6 million. Your disclosure should also include your representation that you have determined that the $7.6 million cost to AmREIT is a more clearly evident and reliable measure than the appraisal.

We note the Staff’s comment and have added to our disclosure and where appropriate amended our disclosure on pages A-4 and A-5 as indicated in the Staff’s comment.

5.

Please clearly state the recorded value of the REITPlus assets before and after impairment is recorded. Additionally, it appears that you have determined that the capitalized transaction costs of $550,000 results in an other than temporary impairment. It also appears that you believe the difference between the $7.1 million fair value of the consideration given and the $6.0 million fair value of the assets acquired as determined by an appraisal results in a temporary impairment. Please advise and include disclosure to clearly state your conclusions and the amount of impairment determined to be other than temporary versus temporary. With respect to the amount of impairment that you have determined to be temporary, include disclosure of your basis for this determination.

We note the Staff’s comment and have added to our disclosure and where appropriate amended our disclosure on pages A-4 and A-5 as indicated in the Staff’s comment.

Legal Opinions

6.

We note that your 5.1 and 8.1 legal and tax opinions are dates July 29, 2009 and July 30, 2009, respectively. Considering these opinions are more than two months old, please file new 5.1 and 8.1 opinions with your next amendment.

We note the Staff’s comment and have updated our 5.1 and 8.1 legal and tax opinions and have filed them as exhibits to this amendment.

Please feel free to contact me at 713.860.4924 for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

Chad C. Braun

Chief Financial Officer